AB 3/18/02

02018876

VH 3/21/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 29681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SRM Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1925 Century Park East, Suite 880
(No. and Street)

Los Angeles, CA 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Soll (310) 551-1624
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Duitch, Franklin & Company, LLP
(Name — *if individual, state last, first, middle name*)

11601 Wilshire Blvd., Suite 2300, Los Angeles, CA 90025
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul Soll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SRM Securities, Inc., as of February 22, 2002, 19XXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Duitch,
Franklin
& Co. LLP

Certified Public Accountants
and Business Consultants

Affiliated Offices in
Principal Cities Worldwide
AGN International

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
SRM Securities, Inc.
Los Angeles, California

We have audited the accompanying statements of financial condition of SRM Securities, Inc. as of December 31, 2001 and 2000, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SRM Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

In accordance with Rule 17a-5 under the Securities and Exchange Act of 1934, we have also issued a report dated February 22, 2002 on our consideration of the Company's internal control.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and , in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duitch, Franklin & Co., LLP

Los Angeles, California
February 22, 2002

11601 Wilshire Blvd.
Twenty-Third Floor
Los Angeles, CA 90025
Ph: (310) 268-2000
Fax: (310) 268-2001
www.dfco.com

SRM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

		2001		2000
ASSETS				
Cash and cash equivalents	$	19,509	$	152,369
Broker clearance account		878,189		1,032,467
Commissions receivable		105,566		98,849
Trading securities		137,502		10,470
Note receivable - shareholder		9,600		--
Other assets		95,003		93,601
Property and equipment, net		6,158		10,549
	$	1,251,527	$	1,398,305
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES:				
Bank overdraft	$	554,108	$	-
Accounts payable and accrued expenses		438,185		1,091,937
	$	992,293	$	1,091,937
COMMITMENTS		--		--
STOCKHOLDERS' EQUITY:				
Common stock - no par value	$	30,000	$	30,000
Authorized - 20,000 shares				
Issued and outstanding - 3,000 shares				
Retained earnings		229,234		276,368
	$	259,234	$	306,368
	$	1,251,527	$	1,398,305

The accompanying notes are an integral part of the financial statements.

SRM SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUE:		
Commissions	$ 1,095,530	$ 1,931,538
Trading profit	185,587	153,745
Interest and dividends	47,731	82,260
Other income	54,774	107,413
Loss on sale of investment	(35,400)	--
	$ 1,348,222	$ 2,274,956
EXPENSES:		
Officers' salaries	$ 351,000	$ 960,000
Commissions	273,911	364,162
Employee compensation	158,851	190,836
Rent	152,686	138,852
Profit sharing plan contribution	49,625	101,650
Interest expense	3,826	2,128
Other operating expenses	428,434	479,201
Reimbursed operating expenses	(25,000)	(12,000)
	$ 1,393,333	$ 2,224,829
INCOME (LOSS) BEFORE TAXES	$ (45,111)	$ 50,127
INCOME TAXES	2,023	14,597
Net income (loss)	$ (47,134)	$ 35,530
RETAINED EARNINGS, BEGINNING OF YEAR	276,368	240,838
RETAINED EARNINGS, END OF YEAR	$ 229,234	$ 276,368

The accompanying notes are an integral part of the financial statements.

SRM SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (47,134)	$ 35,530
Adjustments to reconcile net income to net cash provided by operating activities-		
Depreciation and amortization	4,391	5,127
Loss on sale of investment	35,400	--
(Increase) Decrease in assets:		
Broker clearance account	154,278	(199,138)
Commissions receivable	(6,717)	204,590
Trading securities	(127,032)	77,093
Other assets	(46,402)	(8,823)
Increase (Decrease) in liabilities:		
Accounts payable and accrued expenses	(653,752)	(505,999)
Net cash used in operating activities	$ (686,968)	$ (391,620)
CASH FLOWS FROM INVESTING ACTIVITIES:	--	--
CASH FLOWS FROM FINANCING ACTIVITIES:		
Bank overdraft	$ 554,108	$ -
Net cash provided by financing activities	$ 554,108	$ -
NET DECREASE IN CASH AND CASH EQUIVALENTS	$ (132,860)	$ (391,620)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	152,369	543,989
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 19,509	$ 152,369
Cash paid for interest	$ 3,826	$ 2,128
Cash paid for taxes	$ 11,143	$ 10,433

The accompanying notes are an integral part of the financial statements.

SRM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

(1) SUMMARY OF ACCOUNTING POLICIES

a) Nature of Operations

SRM Securities, Inc. (the Company) is engaged in the business of securities brokerage. The Company's customers are primarily individuals located throughout Southern California.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

b) Securities Transactions

Securities transactions, commission revenue and related expenses are recorded on a trade date basis.

c) Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of six months or less to be cash equivalents.

d) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of uninsured cash and cash equivalent balances and the Broker Clearing Account. The Company places its cash and cash equivalents and Broker Clearing Account with high-credit quality financial institutions. At times, balances in the Company's accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit of $100,000 or the Securities Investor Protection Corporation (SIPC) limit of $500,000. Uninsured balances at December 31, 2001 and 2000 were approximately $378,189 and $532,467, respectively.

(1) SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f) Off-Balance Sheet Risk

The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, receipt and delivery of securities relative to customer transactions. All customers' securities transactions are fully disclosed by the Company to its clearing broker/dealer. Off-balance sheet risk exists due to the possibility that the customers may fail to meet their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and proper execution of customers' transactions by the clearing broker/dealer.

g) Trading Securities

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings. Unrealized losses of $1,016 and $2,271 were included in operations for the years ended December 31, 2001 and 2000, respectively.

h) Investment in Limited Partnerships

Limited partnership interests are stated at cost of $25,000 and $70,000 for the years ended December 31, 2001 and 2000, respectively and included in other assets.

(1) SUMMARY OF ACCOUNTING POLICIES (Continued)

i) Property, Equipment and Depreciation

Depreciation and amortization of property and equipment are computed primarily using the straight-line and declining balance methods over the following estimated useful lives:

Asset Classification	Estimated Useful Life
Equipment	5 - 7 Years
Leasehold improvements	7 Years

Expenditures for maintenance and repairs are charged to operations as incurred. Major renewals and betterments are capitalized.

j) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Income taxes receivable of approximately $8,150 are included in other assets for the year ended December 31, 2001. Income taxes payable of approximately $1,000 are included in accrued expenses for the year ended December 31, 2000.

k) Reclassification

Certain reclassifications have been made to balances previously stated in the Company's December 31, 2000 financial statements in order to conform to the current year's presentation.

(2) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2001	2000
Equipment	$ 248,579	$ 248,579
Leasehold improvements	29,837	29,837
	278,416	278,416
Less - Accumulated depreciation	272,258	267,867
	$ 6,158	$ 10,549

Depreciation expense charged to operations was $4,391 and $5,127 for the years ended December 31, 2001 and 2000, respectively.

(3) NOTE RECEIVABLE - SHAREHOLDER

Note receivable - shareholder consists of the following:

Note receivable – Paul Soll, unsecured, due upon demand, non-interest bearing.	$ 9,600	$ --
Less current portion	(9,600)	--
	$ --	$ --

(4) PROFIT SHARING PLAN

The Company has a qualified, non-contributory profit sharing plan in effect for eligible employees. The plan covers full-time employees who have reached 21 years of age and have completed a minimum of twelve months of service. The plan provides for discretionary contributions determined annually by the Board of Directors. Profit sharing expense charged to operations was $49,625 and $101,650 for the years ended December 31, 2001 and 2000, respectively.

(5) RELATED PARTY TRANSACTIONS

The Company shares office space with and provides certain administrative functions to an affiliated company related by common management and control. Administrative expenses charged to this affiliated company were $25,000 and $12,000 for the years ended December 31, 2001 and 2000, respectively.

The Company sold an investment in stock to a shareholder of the company. The Company's basis in the stock was $40,000 and was sold to a shareholder in exchange for a note receivable of $9,600. See disclosure 3 for note receivable information.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $127,848 which was $27,848 in excess of its required net capital of $100,000. The Company's net capital ratio at December 31, 2001 was 7.8 to 1. At December 31, 2000, the Company had net capital of $199,601 which was $99,601 in excess of its required net capital of $100,000. The Company's net capital ratio at December 31, 2000 was 5.5 to 1.

(7) COMMITMENTS AND CONTINGENCIES

a) Operating Leases

The Company leases its office space under a non-cancelable operating lease expiring on June 30, 2002 and is committed to minimum future rental payments approximating $70,000 in 2002. The lease requires payment of certain additional expenses including repairs, maintenance, taxes and other operating expenses. Rent expense charged to operations was $152,686 and $138,852 for the years ended December 31, 2001 and 2000, respectively.

b) Buy/Sell Agreement

Under terms of the Shareholders' Agreement, the Company and its stockholders are party to a stock purchase agreement providing for the first refusals and an optional purchase of shares upon disability, termination, death and certain other events at an amount based on mutually-agreed value or by an arbitration process.

(8) STATEMENTS OF CASH Flows

As disclosed in note 5, the Company had a non-cash investing activity related to the sale of an investment to a shareholder. The Company sold an investment to a shareholder in exchange for a note receivable in the amount of $9,600 for the year ended December 31, 2001. The Company did not have any non-cash transactions for the year ended December 31, 2000.

SUPPLEMENTARY INFORMATION

SRM SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001 and 2000

	2001	2000
NET CAPITAL		
Total stockholders' equity	$ 259,234	$ 306,368
Deduct stockholders' equity not allowable for net capital	-	-
Total stockholders' equity qualified for net capital	259,234	306,368
Add:		
Subordinated borrowings allowable in computation of net capital	-	-
Other (deductions) or allowable credits - deferred income taxes payable	-	-
Total capital and allowable subordinated borrowings	259,234	306,368
Deductions and/or charges:		
Non-allowable assets	110,761	104,150
Aged fails-to-deliver	-	-
Aged short security differences	-	-
Secured demand note deficiency	-	-
Commodity futures contracts and spot commodities/proprietary capital charges	-	-
Other deductions and/or charges	-	-
Net capital before haircuts on securities positions (tentative net capital)	148,473	202,218
Haircuts on securities		
Contractual securities commitments	-	-
Securities collateralizing secured demand notes	-	-
Trading and investment securities	-	-
Bankers' acceptances, certificates of deposit and commercial paper	-	-
U.S. and Canadian government obligations	-	-
State and municipal government obligations	-	-
Corporate obligations	-	-
Stocks and warrants	-	-
Options	-	-
Other securities	20,625	2,617
Undue concentrations	-	-
NET CAPITAL	$ 127,848	$ 199,601

SRM SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001 and 2000

	2001	2000
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$ 992,293	$ 1,091,937
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent value is paid or credited	-	-
Other unrecorded amounts	-	-
TOTAL AGGREGATE INDEBTEDNESS	$ 992,293	$ 1,091,937
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 100,000	$ 100,000
Excess net capital at 1500%	$ 27,848	$ 99,601
Excess net capital at 1000%	$ 28,619	$ 90,407
Ratio: aggregate indebtedness to net capital	7.8 to 1	5.5 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 171,512	$ 199,601
Net audit adjustments	(43,664)	-
NET CAPITAL PER ABOVE	$ 127,848	$ 199,601

Duitch,
Franklin
& Co. LLP

Certified Public Accountants
and Business Consultants

Affiliated Offices in
Principal Cities Worldwide
AGN International

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
SRM Securities, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements and supplemental schedules of SRM Securities, Inc. for the years ended December 31, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11601 Wilshire Blvd.
Twenty-Third Floor
Los Angeles, CA 90025
Ph: (310) 268-2000
Fax: (310) 268-2001
www.dfco.com

Duitch, Franklin & Co. LLP

Board of Directors
SRM Securities, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Duitch, Franklin & Co., LLP

February 22, 2002

SRM SECURITIES, INC.
SCHEDULES NOT INCLUDED IN AUDIT PACKAGE
DECEMBER 31, 2001 and 2000

The following schedules are not applicable to SRM Securities, Inc.:

1. Statement of Changes in Liabilities Subordinated to Claims of General Creditors -

   SRM Securities, Inc. has no subordinated liabilities.

2. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 -

   SRM Securities, Inc. is exempt from the reserve requirement under Rule 15c3-3(K)(2)(ii).

3. Information Relating to Possession or Control Requirements under Rule 15c3-3 -

   SRM Securities, Inc. is exempt from the possession or control requirements under Rule 15c3-3(K)(2)(ii).

4. A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation -

   SRM Securities, Inc. has no subsidiaries; therefore, no consolidation is necessary.

5. Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts -

   SRM Securities, Inc. has no commodity future accounts.